March 8, 2022

VIA EDGAR SUBMISSION Ms. Sonia Bednarowski Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
 Teucrium Commodity Trust
                Teucrium Wheat Fund
                Registration Statement on Form S-1 (File No. 333-263293)

Dear Ms. Bednarowski:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Teucrium Wheat Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated March 7, 2022 in regards to the Fund’s registration statement on Form S-1 filed on March 4, 2022 (“Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement, and any page references refer to the Registration Statement. For convenience, each of your comments are restated below, with the response following.

General

1.
Comment: Please prominently discuss here and in The Wheat Market on page 78 the impact of current geopolitical events on the wheat market, the wheat futures market, and the fund, including volatility in wheat prices and in trading volume of wheat futures and your shares. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the global wheat market. Similarly revise the last risk factor on page 17 by describing specific risks of current geopolitical events for the commodities markets, the fund and its investments, and the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

Response: The Fund has added additional disclosure as requested to the last risk factor in the Summary in the section captioned "Principal Investment Risks of an Investment in the Fund" and on page 78 of the prospectus. The risk factor the Staff refers to on page 17 has also been expanded as requested.

2.
Comment: We note the Form 8-K filed March 7, 2022 disclosing that you have suspended the sale of shares of the fund as you have sold all available shares. Please disclose the impact of the suspension on the fund's investment objective, the price of shares in the secondary market, and the potential for tracking error. Please also expand the second risk factor on page 18 by clarifying the risks to investors if they purchase shares at a premium over or discount to NAV.

               Response: For the Staff's information, the Fund suspended creation units on March 7, 2022 shortly after the opening bell and resulted in NYSE Arca (“NYSE”) temporary halting trade of the Fund’s shares per NYSE rules. Trading in shares of the Fund resumed in approximately 30 minutes with no apparent material disruption in pricing on the secondary market for the Fund’s shares. The bid/ask spreads that the Fund was experiencing prior to the suspension of Creation baskets and the trading halt remained unchanged for the balance of the futures trading session. As of the date of this letter, the risks to investors of bid/ask spreads widening and of the Fund’s shares trading at a substantial differential to its NAV increasing due to the inability of market makers to create additional shares and meet investor demand.

Because the Fund is registering an indefinite number of shares going forward, the risk of having to suspend the sale of Fund shares has been eliminated, negating the need for information to be included in the prospectus.

The Fund has added a new risk factor on page 18 captioned, “The event of a suspension in the ability of Authorized Participants to create or redeem shares.” The Fund believes this provides a fulsome discussion of the risks in particular circumstances in which premiums or discounts might develop.

3.
Comment: Please place the discussion of position limits in context by quantifying and disclosing whether you are approaching the position limits of the CFTC or futures exchange rules such that the position limits are likely to restrict your ability to continue to invest in the Benchmark Component Futures Contracts. In addition, please disclose your specific plans, if any, to purchase other wheat interests on foreign exchanges or other instruments in the event you are no longer able to purchase Benchmark Component Futures Contracts. To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.

            Response: The Fund has added the requested disclosure on Page 6 to the risk factor captioned "Changes in the Fund’s NAV may not correlate well with changes in the price of the Benchmark. If this were to occur, you may not be able to effectively use the Fund as a way to hedge against wheat related losses or as a way to indirectly invest in wheat."

4.
Comment: Please disclose here and in your risk factors whether or not your futures commission merchant (FCM) has placed position constraints on the number of wheat future contracts you may purchase, and, if so, how those constraints may impact your ability to invest in wheat futures contracts. In addition, please add a risk factor addressing the risks of having only one FCM.

            Response: The requested disclosure has been made in the Summary and on page 6.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner Shareholder

WTC/JMS
Cc:
Sal Gilbertie
John Sanders